Filed by Essendant Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Filer: Essendant Inc.
Subject Company: Essendant Inc.
SEC File No.: 000-10653
Date: April 12, 2018

DIRECTOR/VP TALKING POINTS FOR TEAM MEETING

For Use by Directors/VPs Hosting Team Meetings

•	Thank you all for joining me this afternoon to talk about the exciting news Ric Phillips shared this morning.

•	I know today’s announcement is a lot to take in and I want to share my perspective on the opportunity and what it means for our team.

•	You have all been working hard on our strategic drivers to improve our performance and address the rapidly changing landscape facing our industry.

•	These strategic drivers will continue to be a key focus for Essendant – not just in the next few months, but into the future as a combined company with S.P. Richards. Our continued progress on these fronts will be critical to improving our performance and ensuring our long-term success.

•	Combining with S.P. Richards will create opportunities to accelerate and enhance the strong progress we’ve already made.

•	The simple fact is that, by combining with S.P. Richards, and harnessing our complementary strengths, we will create a stronger, more competitive national business products distributor – better positioned within our dynamic marketplace.

•	With greater scale and service capabilities, we will have an enhanced ability to support our customers.

•	Importantly, Essendant and S.P. Richards are natural cultural fits. You probably already know S.P. Richards well – we both have a shared, customer-first approach and long histories of service excellence.

•	This is truly an exciting time to be a part of Essendant, but as Ric mentioned in his email, it is critical to remember that this announcement is only the first step in combining our companies, as we now embark upon the approval and integration process.

•	Over the next few months, there will be customary reviews of our proposed combination, including by our shareholders, who will have the opportunity to approve the transaction. During this time, we will also be forming integration teams, composed of leaders from both companies, to begin the planning process for a seamless integration of our two companies.

•	We already know that Ric will be leading the combined company, along with Janet Zelenka, as well as Rick Toppin, S.P. Richards’ current President and CEO, who will become COO of the combined company.

•	In addition, Harry Dochelli will continue with Essendant as a senior leader after closing.

•	As Ric also shared this morning, the combined company will retain the Essendant name and maintain headquarters in Deerfield, IL and Atlanta, GA.

ESSENDANT One Parkway North Boulevard, Suite 100, Deerfield, IL 60015 O 847 627 7000

•	I know you’re wondering what this means for our team, but it’s too early to know specifics of the how the integration will occur. Ric has committed that he will clearly and promptly communicate any changes that impact us.

•	It’s important to understand that until the transaction closes, which is expected before the end of 2018, Essendant and S.P. Richards will continue to operate as separate businesses.

•	This is a critical point to keep in mind, as it means we must not share information, or coordinate customer outreach or market activity with S.P. Richards employees until the transaction closes.

•	I can’t emphasize this point enough – it is extremely important that we don’t reach out or engage with employees at S.P. Richards or share information. It should be “business as usual” until the transaction closes.

•	Business as usual also includes the most important job we have moving forward – each and every one of us must remain focused on providing excellent service to our customers and suppliers.

•	For CUSTOMER-FACING teams:

•	Our customers already received a note from Ric Phillips and Harry Dochelli announcing the transaction. I will share that with you shortly.

•	Over the next few hours and days, please reach out to customers you have close relationships with to follow up on this exciting news.

•	Please use the talking points and Q&A documents I will share with you as soon as we wrap up to guide your conversations.

•	It is important that you stick very closely to this messaging – Essendant must speak with one voice.

•	If you’re asked a question that is not included in the Q&A document, please do not speculate. You can always refer questions to me.

•	For SUPPLIER-FACING teams:

•	Our suppliers already received a note from Ric Phillips and Keith Dougherty announcing the transaction. I will share that with you shortly.

•	Over the next few days, you may receive calls or emails from suppliers with additional questions on the news.

•	If that happens, please refer to the talking points and Q&A documents I will share with you as soon as we wrap up to guide your responses or conversations.

•	It is important that you stick very closely to this messaging – Essendant must speak with one voice.

•	If you’re asked a question that is not included in the Q&A document, please do not speculate. You can always refer questions to me.

ESSENDANT One Parkway North Boulevard, Suite 100, Deerfield, IL 60015 O 847 627 7000

•	Moving forward, it is critical that we do not let this news or any changes that lie ahead distract us from our team’s mandate.

•	As you heard from Ric this morning, the integration team will remain transparent in providing relevant updates, and I will always keep you informed as new information becomes available.

•	I’m sure many of you have questions now, and I’m happy to answer them as best as I can.

(refer to separate Employee Q&A document on following page)

•	As always, thank you all for your hard work and dedication.

ESSENDANT One Parkway North Boulevard, Suite 100, Deerfield, IL 60015 O 847 627 7000

DIRECTOR/VP TALKING POINTS FOR TEAM MEETING

For Use by Directors/VPs Hosting Team Meetings

1.	What impact will this transaction have on Essendant employees?

•	Until the transaction closes, Essendant and S.P. Richards will continue to operate independently.

•	That means that for each and every one of us it will be critically important to remain focused on providing excellent service and response to our customers and suppliers.

•	The transaction announcement is just the first step as we begin the approval and integration process.

•	We understand this may be a lot to take in and, while the confidential nature of the process may restrict some of what we can say, we will make every effort to provide relevant updates as we progress through the process.

•	While there may be some change along the way, over time, employees of the combined company will benefit from being part of a stronger and more competitive company better positioned for long-term success.

2.	Will there be staff cuts?

•	The transaction announcement is the first step as we begin the approval and integration process.

•	Over the coming weeks and months, we will be establishing integration teams comprised of members from both our businesses.

•	While it is too early to know specifics, as is typical with transactions of this type, we anticipate that there will be some personnel redundancies in the combined organization, but we are committed to communicating as openly as possible, and to treating our people with the utmost respect.

•	While the confidential nature of the process may restrict some of what we can say, we will make every effort to provide relevant updates as we progress through the process.

•	It’s important to note that talent was a major part of the value proposition of this combination, and while there may be some change along the way, over time, employees of the combined company will benefit from being part of a stronger and more competitive company better positioned for long-term success.

•	We have a clear vision for the future of our combined organization, and it is important that we all stay focused on maintaining our strong customer relationships and service levels as we work to complete the transaction.

3.	My [position/team] does not have a counterpart at S.P. Richards. Does that mean I am safe from potential staff cuts?

•	The transaction announcement is the first step as we begin the approval and integration process and it’s too early to have any visibility into which departments or specific personnel might be effected by staff reductions.

•	While the confidential nature of the approval process may restrict some of what we can say, we will make every effort to provide relevant updates as we progress through the process.

4.	I am an Industrial/ORS/Medco/Nestor/CPO employee. What does this transaction mean for me?

•	Until close, Essendant and S.P. Richards will continue to operate independently.

•	We do not anticipate changes for our Industrial/ORS/Medco/Nestor/CPO employees.

ESSENDANT One Parkway North Boulevard, Suite 100, Deerfield, IL 60015 O 847 627 7000

5.	The press release called this a “Reverse Morris Trust Transaction.” What does that mean?

•	A Reverse Morris Trust is a name for the type of transaction structure used to execute our combination with S.P. Richards. The key trait of RMTs is that they allow mergers to be tax-free to shareholders of both companies involved.

•	RMTs are effected in a two-step process, which occur in immediate sequence:

•	First, GPC will spin off S.P. Richards and make S.P. Richards its own, standalone company.

•	Then, S.P. Richards will immediately merge with Essendant to create the new combined company, which will be called Essendant.

•	Upon closing, GPC shareholders will own approximately 51% and Essendant shareholders will own approximately 49% of the combined company. This 51/49 split is what ensures that the transaction will be tax-free to shareholders of both companies.

6.	What will happen to my benefits and compensation?

•	There will be no immediate changes to your benefits or compensation as a result of this announcement.

•	Until the transaction closes, Essendant and S.P. Richards will continue to operate independently.

•	After close, which is anticipated before the end of 2018, we anticipate there will be some changes as we merge our benefit packages and compensation structures.

•	We will communicate clearly and promptly once those changes have been identified, and the HR team will be ready to help you understand how they might impact you personally.

7.	Is this a change of control for my LTIP?

•	There will be no immediate changes to your benefits or compensation as a result of this announcement - nothing changes on your awards as of today.

•	After close, we anticipate there will be some changes to our long term incentive program (LTIP) and the HR team will be ready to help you understand the impact to you personally.

8.	Does this mean we won’t get a MIP payout this year?

•	There will be no immediate changes to your benefits or compensation as a result of this announcement.

•	Remember that 50% of your MIP is tied to your personal goals, which your supervisor can update through the year to reflect your workload changes. The other 50% is tied to company performance. We will have additional details as we identify the specific impacts to benefit packages, but we anticipate that the majority of transaction-specific costs will not impact the company performance measurement used for MIP calculations.

9.	Am I now frozen from buying/selling stock? Can I make changes to my 401(k) distribution?

•	There will be no immediate changes to our stock trading policy or 401(k) plan as a result of this announcement.

10.	Where will the new company’s headquarters be?

•	We plan to maintain both Essendant’s and S.P. Richards’ existing headquarters, similar to how we have separate locations for ORS, Medco and CPO.

11.	How will S.P. Richards fit into Essendant? Will this change our organizational structure? Will we maintain our systems and processes, or use theirs?

•	The transaction announcement is the first step as we begin the approval and integration process.

•	While it is too early in the process to know specifics on things like systems and processes, our intent is to be transparent with associates moving forward, and we are committed to sharing updates as we are able to do so.

ESSENDANT One Parkway North Boulevard, Suite 100, Deerfield, IL 60015 O 847 627 7000

•	The integration team’s focus will be on combining the complementary strengths of both businesses, including bringing together leadership and operational expertise from both teams to become more competitive across the industry.

12.	Can you give us some details on S.P. Richards? Where does it do business (which countries)? How many employees does it have? Where are its facilities?

•	Headquartered in Atlanta, Georgia, S.P. Richards is a leading distributor of a wide spectrum of business products to resellers in the U.S. and Canada.

•	S.P. Richards also provides customers with value-added sales, marketing and technology programs, including advanced logistics and data analytics platforms.

•	More specifically, S.P. Richards distributes ~98,000 products to over 9,700 resellers in the U.S. and Canada through multiple channels, including mega, independent resellers, eTailers and alternate distributors.

•	S.P. Richards’ proprietary brands include Genuine Joe, Lorell, Business Source and Safety Zone.

•	S.P. Richards has a strong network of 52 distribution centers across North America and is located in 27 U.S. states and throughout Canada.

13.	How can I be a part of the integration team for [specific team/system/process]?

•	Over the coming weeks and months, we will begin the work of identifying specific members and functions of the integration team and will not begin the integration process until the transaction is closed.

•	At that time, we anticipate there may be opportunities to give input and expert advice on how specific teams, systems and processes can be best integrated and implemented.

14.	How will corporate management positions be determined? Will any S.P. Richards leaders join the combined company?

•	The focus will be on combining the complementary strengths and shared customer-centric approach of both businesses, including bringing together leadership and operational expertise from both teams to become more competitive across the industry.

•	Current Essendant CEO Ric Phillips will lead the combined company, along with key members of the current S.P. Richards and Essendant leadership teams, including Rick Toppin, Janet Zelenka and Harry Dochelli.

•	The integration team will be comprised of individuals from both businesses and we expect to have a roadmap for successful integration in place for after the transaction closes.

15.	What happens between now and closing?

•	Until the transaction closes, which we anticipate will happen before the end of 2018, Essendant and S.P. Richards will continue to operate independently.

•	The transaction announcement is the first step as we begin the approval and integration process.

•	During this period, we will be working to obtain customary approvals – this highly regulated process will limit us in what we can say, but we will make every effort to provide relevant updates as we progress through the process.

•	In the coming weeks and months, we will also be working to identify specific members and processes for the integration team.

•	I know that many of you will have questions, and we will do our best to be as transparent as possible throughout this process.

•	It will be critically important to remain focused on maintaining our close customer and supplier relationships and exceptional service levels throughout this period.

ESSENDANT One Parkway North Boulevard, Suite 100, Deerfield, IL 60015 O 847 627 7000

16.	What should I do if I am contacted by the media or another third party?

•	In keeping with our company policy, please refrain from making comments to the media or any other third party.

•	In the coming days, we will be setting up a mailbox to which you can forward any inquiries you may receive.

17.	How do you expect customers will react to this news?

•	Customers will be excited to hear that Essendant will be a stronger and more competitive partner for them.

•	As we bring together the best of Essendant and S.P. Richards’ marketing capabilities, product assortment and distribution networks, customers will benefit from our enhanced ability to make the necessary investments to help our partners compete effectively in a complex and changing marketplace.

18.	How do you expect suppliers will react to this news?

•	We expect suppliers will appreciate the ways this transaction supports a more competitive independent reseller channel, and builds a stronger partner for them with enhanced operational efficiencies.

19.	What should I tell my customers/suppliers/vendors if they ask me about this announcement?

•	The process of obtaining shareholder and regulatory approvals for the transaction is highly regulated, so it is especially critical that we all speak about the transaction with one voice.

•	The talking points document distributed by your SLT leader includes the key messages you should convey to outside parties if you are specifically asked about the transaction.

•	If you’re asked a question that you do not know the answer to, please do not speculate. Remember you can always refer questions to your SLT leader.

•	Sticking closely to these messages is critical to avoid unintentionally delaying closing of this combination.

20.	Where should I go for additional information about this transaction and how it may affect me?

•	Our intent is to be transparent with associates moving forward, staying within the proscriptive nature of the regulatory process and within the rules governing public companies.

•	At this point, we are limited by the regulatory process in what further we can say, however Ric will make every effort to provide relevant updates as we progress through the process.

21.	What if I know my counterpart at S.P. Richards? Can I talk to them about this?

•	The transaction announcement is only the first step as we begin the integration process.

•	Until the transaction closes, which we anticipate will happen before the end of 2018, Essendant and S.P. Richards will continue to operate independently.

•	This is a highly regulated process and it is extremely important that we don’t talk to employees at S.P. Richards about the transaction, share information or coordinate any market activities until after the transaction closes. It should be “business as usual” until the transaction closes.

ESSENDANT One Parkway North Boulevard, Suite 100, Deerfield, IL 60015 O 847 627 7000

***

Cautionary Statement

This communication contains forward-looking statements, including statements regarding the proposed business combination transaction between Essendant Inc. (“Essendant”) and Genuine Parts Company (“GPC”) in which GPC will separate its Business Products Group and combine this business with Essendant. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements often contain words such as “expects,” “anticipates,” “estimates,” “intends,” “plans,” “believes,” “seeks,” “will,” “is likely to,” “scheduled,” “positioned to,” “continue,” “forecast,” “predicting,” “projection,” “potential” or similar expressions. Forward-looking statements may include references to goals, plans, strategies, objectives, projected costs or savings, anticipated future performance, results, events or transactions of Essendant or the combined company following the proposed transaction, the anticipated benefits of the proposed transaction, including estimated synergies, the expected timing of completion of the transaction and other statements that are not strictly historical in nature. These forward-looking statements are based on management’s current expectations, forecasts and assumptions. This means they involve a number of risks and uncertainties that could cause actual results to differ materially from those expressed or implied here, including but not limited to: the ability of Essendant and GPC to receive the required regulatory approvals for the proposed transaction and approval of Essendant’s stockholders and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Essendant and GPC to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of Essendant’s common stock and/or on its business, financial condition, results of operations and financial performance; risks relating to the value of the Essendant shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of the businesses will be greater than expected; and the ability of the combined company to retain and hire key personnel. There can be no assurance that the proposed transaction or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see Essendant’s and GPC’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Essendant and/or GPC from time to time. The forward-looking information herein is given as of this date only, and neither Essendant nor GPC undertakes any obligation to revise or update it.

Additional Information

In connection with the proposed transaction, Essendant will file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus of Essendant and Rhino SpinCo, Inc. , Inc. , a wholly-owned subsidiary of GPC created for the proposed transaction (“SpinCo”), will file with the SEC a registration statement on Form 10. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the registration statements and the proxy statement/prospectus free of charge from the SEC’s website or from Essendant or GPC. The documents filed by Essendant with the SEC may be obtained free of charge at Essendant’s website at www.essendant.com, at the SEC’s website at www.sec.gov or by contacting Essendant’s Investor Relations Department at (847) 627-2900. The documents filed by SpinCo with the SEC may be obtained free of charge at GPC’s website at www.genpt.com, at the SEC’s website at www.sec.gov or by contacting GPC’s Investor Relations Department at (678) 934-5000.

ESSENDANT One Parkway North Boulevard, Suite 100, Deerfield, IL 60015 O 847 627 7000

Participants in the Solicitation

Essendant, GPC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Essendant’s directors and executive officers is available in Essendant’s proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 12, 2017, its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and its Current Reports on Form 8-K, which were filed with the SEC on May 2, 2017, June 13, 2017, July 17, 2017, October 25, 2017, December 28, 2017 and March 8, 2018. Information about GPC’s directors and executive officers is available in GPC’s proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on February 27, 2018. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, the proxy statement/prospectus and other relevant documents to be filed with the SEC regarding the proposed transaction.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

ESSENDANT One Parkway North Boulevard, Suite 100, Deerfield, IL 60015 O 847 627 7000